Exhibit 99.1

Adagene Reports Six Month Financial Results for 2024 and Provides Corporate Update

- Potential best-in-class therapeutic index for lead candidate anti-CTLA-4 SAFEbody® ADG126 (muzastotug) with higher, more frequent and repeat dosing in combination with Merck’s anti-PD-1 therapy KEYTRUDA* (pembrolizumab) to unleash potential efficacy, while maintaining safety comparable to pembrolizumab alone-

-      Poster planned at European Society of Medical Oncology (ESMO) Congress 2024 in September for ADG126 in combination with pembrolizumab in metastatic microsatellite-stable (MSS) colorectal cancer (CRC) reinforces potential best-in-class profile in larger patient sample –

-     Differentiated safety profile of ADG126 enables an immunotherapy doublet to combine with standard of care and/or different modalities across lines of therapy and patient populations -

- Cash balance of approximately US$95.7 million funds streamlined operations into 2026 -

SAN DIEGO, Calif. and SUZHOU, China, July 25, 2024 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies, today reported financial results for the six months ended June 30, 2024 and provided corporate updates.

“With the potential best-in-class product profile of ADG126 and its outstanding safety data in combination with the widely used anti-PD-1 therapy, pembrolizumab, we are well positioned to develop a new cornerstone immunotherapy doublet that can be broadly combined, addressing indications and patient populations beyond the available IO agents today,” said Peter Luo, Ph.D., Chairman, CEO and President of R&D at Adagene. “Our deep commitment to develop a safe and effective anti-CTLA-4 therapy is coming to fruition. We are confident that higher, more frequent and repeat dosing of anti-CTLA-4 in combination will translate into improved patient outcomes, including clinical response and survival.”

ADG126 HIGHLIGHTS

ADG126 is a masked anti-CTLA-4 SAFEbody targeting a unique epitope of CTLA-4 on regulatory T cells (Tregs) in tumor tissue which shows a potential best-in-class profile in combination with pembrolizumab.

ESMO Poster Presentation in September

•

Longer-term data from a phase 1b/2 trial in MSS CRC will be presented at the ESMO Congress 2024 taking place in Barcelona, September 13–17, including additional patients from expansion cohorts of ADG126 10 mg/kg in combination with pembrolizumab. The update will include:

o

Additional follow up in evaluable patients at doses of ADG126 10 mg/kg Q3W (n=12; Part 1) and 10 mg/kg Q6W (n=10) without liver metastases, including durability of partial responses and stable disease, as well as progression-free survival (PFS) and initial overall survival (OS) data

o	Data on 12 more patients at ADG126 10 mg/kg Q3W (Part 2) without liver metastases

Highlights of Prior Data Reported at ASCO GI 2024

•

Data from Part 1 of an ongoing phase 1b/2 single arm trial evaluating ADG126 in combination with pembrolizumab showed a differentiated safety profile for ADG126 at doses from 6 mg/kg to 10 mg/kg administered every 3 or 6 weeks in heavily pre-treated advanced/metastatic patients with solid tumors (N=46):

o	Grade 3 TRAEs occurred in 5/46 patients (10.8%), with no Grade 3 colitis, no Grade 4 or 5 TRAEs, and a discontinuation rate of 6.5% (3/46)
o	Grade 3 TRAEs occurred in 13% of patients treated with ADG126 10 mg/kg Q3W in combination with pembrolizumab
o	The safety profile of ADG126 in combination with pembrolizumab was comparable to that of pembrolizumab monotherapy
o	This has been achieved with limited safety management for immune-mediated diarrhea/colitis, such as infliximab infusion in no more than 10% of patients
•

A strong efficacy signal was observed in dose expansion in MSS CRC with an overall response rate of 22% [2 confirmed Partial Response (PRs)] in patients treated with ADG126 10 mg/kg Q3W in combination with pembrolizumab (200 mg/Q3W) without peritoneal and liver metastases (n=9):

o	Seven patients in this subset experienced stable disease (SD) for an overall disease control rate of 100% (2 PRs and 7 SD)
o

One confirmed PR was observed in a patient with lung and lymph node metastases who initially presented without detectable liver lesions. The patient, who had previously failed two lines of therapy, later experienced shrinkage of sizable new liver lesions while on treatment

•

In a preliminary progression-free survival (PFS) analysis of those MSS CRC patients free of liver and peritoneal metastasis, a median progression-free survival (PFS) of seven months was observed in those treated with ADG126 10 mg/kg at two dosing frequencies pooled together [every three weeks (n=9) and every six weeks (n=6)].

Additional MSS CRC Patient Cohorts Enrolled

●	Adagene has enrolled five additional patients prospectively without peritoneal and liver metastases treated with ADG126 10 mg/kg Q3W in combination with pembrolizumab (Part 3) to further expand the patient sample with this dosing regimen.

●	Adagene is also evaluating patients treated with a 20 mg/kg loading dose followed by ADG126 10 mg/kg Q3W in combination with pembrolizumab at sites in the US and Asia Pacific. Ten patients have been enrolled in a dose expansion cohort for this dosing regimen with initial results planned for later this year.

Greater China Expansion

•

Adagene recently initiated evaluation of ADG126 in combination with pembrolizumab in Greater China. Following a safety evaluation, this study enables the company to broaden its dose expansion cohorts for MSS CRC at selected dosing regimens, and potentially in other tumor types.

•

Additionally, a small cohort of patients (~5) with advanced/metastatic cancers is ongoing to evaluate 30 mg/kg ADG126 monotherapy Q3W in Greater China and define the potential maximum tolerated dose of ADG126 monotherapy.

Clinical Activity Suggested in PD-1 Experienced and PD-L1 Low Patients

•

In a dose escalation cohort across three dosing regimens (n=11) presented at ASCO-GI 2024, two confirmed PRs were observed among the three patients treated with ADG126 10 mg/kg Q3W in combination with pembrolizumab. One of the patients had PD-1 refractory cervical cancer and the other had endometrial cancer. The cervical cancer patient had progressed after two lines of prior therapy, including nine cycles of pembrolizumab monotherapy, meeting criteria for PD-1 resistance. Both confirmed PRs are sustained after more than 18 months with repeat dosing while maintaining robust safety profiles.

•

Data at ASCO-GI 2024 also showed a confirmed PR in a patient with head and neck squamous cell carcinoma who was treated with ADG126 10 mg/kg Q6W in combination with pembrolizumab (n=17). The patient was IO-naïve with a low CPS score and experienced a complete reduction in target lesions.

Clinical Activity Suggested in MSS CRC Patients with Liver Metastases

•

In a cohort evaluating ADG126 plus the approved anti-PD-1 therapy, toripalimab (240 mg Q3W), two cases of significant tumor shrinkage were observed in MSS CRC patients with liver metastasis. Both patients were heavily pre-treated with three lines of prior therapy:

o

One patient with lung, lymph node and liver metastases experienced more than a 30% reduction in target lesions (ADG126 10 mg/kg Q3W). Due to the presence of new lesions, the mixed response was not considered an objective response following RECIST criteria.

o	The second patient (ADG126 6 mg/kg Q3W) experienced a 21% reduction in two target lesions on the liver (55 and 48 mm, respectively).
•

Further, in a dose escalation cohort (n=6) evaluating the unmasked/parental antibody to ADG126, ADG116 (3 mg/kg Q3W), in combination with pembrolizumab, a patient with liver metastases who failed five previous lines of therapy experienced significant reduction in carcinoembryonic antigen (CEA) levels. The data were presented in a poster at SITC 2022.

ADDITIONAL SAFEBODY PIPELINE

•	Phase 1 evaluation is ongoing for ADG206, a masked, IgG1 FC-enhanced anti-CD137 POWERbody™ in patients with advanced/metastatic tumors:
o

Adagene has now enrolled 13 patients in an ongoing phase 1 trial of ADG206 to evaluate safety, efficacy and tolerability profiles for this next generation anti-CD137 candidate. Dose escalation continues with a cohort ongoing at 6 mg/kg Q3W. No maximum tolerated dose (MTD) has yet been reached.

o

Preclinical data demonstrated that ADG206 was well tolerated and had robust anti-tumor activity as a single agent in multiple tumor models, with 4-fold stronger anti-CD137 agonistic activity of its activated form than a benchmark antibody (urelumab analog) that displayed dose-dependent liver toxicity with an MTD of 0.1 mg/kg Q3W.

o

ADG206 is the company’s first SAFEbody with Fc enhancement, called a POWERbody, to advance into clinic. ADG206 combines SAFEbody precision masking, Fc enhancement and targeting of a unique epitope to solve the safety and efficacy challenges of anti-CD137 therapies, reflecting versatility of Adagene’s dynamic antibody discovery and masking platform.

•

Preclinical candidates in IND-enabling studies demonstrate the versatility and potential best-in-class safety profiles of candidates developed using SAFEbody precision masking technology in IgG format. Candidates include two masked CD3 T Cell Engagers (TCEs) in IND-enabling phase with a prolonged half-life and robust preclinical safety profiles, demonstrating well-controlled cytokine release syndrome (CRS) in non-human primate studies, as well as others applying the SAFEbody platform:

o

ADG138 is a double masked CD3xHER2 with a high therapeutic index relative to its parental non-masked TCE in both HER2 high and low expressing solid tumors, supporting its development for HER2-expressing solid tumors as a single agent and in combination with other immune modulating agents.

o

ADG152 is a masked bispecific CD3xCD20 that integrates SAFEbody precision masking technology to minimize CRS and on-target/off-tumor toxicities for an increased therapeutic index. The anti-CD20 arm of ADG152 has enhanced binding to CD20, while its anti-CD3 arm has tailor-made affinity for CD3 using SAFEbody technology. Preclinical data show ADG152 induced strong and sustained B-cell depletion across different dose levels.

o

ADG153 is a masked anti-CD47 in IgG1 format that is differentiated by its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity. ADG153 is designed with SAFEbody masking technology with active Fc to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications.

o

CD28 bispecific TCEs exhibit enormous potential to fulfill the promises of safe and durable T cell-mediated synergistic immunotherapies when combined with CD3 bispecific TCEs and/or checkpoint inhibitors. Preclinical data demonstrated the potential to mitigate the serious safety concerns of CD28 activation and make custom designed antibodies targeting a highly conserved epitope with broad species reactivity.

COLLABORATIONS

•

Exelixis:  Adagene and Exelixis are collaborating under a collaboration and licensing agreement to develop novel masked antibody-drug conjugate candidates using Adagene’s SAFEbody precision masking technology. Terms of the agreement, which was executed in February 2021, include an upfront payment from Exelixis of US$11 million to Adagene, allowing Exelixis the ability to nominate two targets during the collaboration term. Adagene will be eligible for development and commercialization milestones, as well as royalties on net sales of products developed around each of these targets. To date, Adagene has received US$6 million for successful nomination of lead SAFEbody candidates in the collaboration.

•

Sanofi:  Under a collaboration announced in March 2022, Adagene will develop masked versions of Sanofi bispecific and monoclonal antibody candidates, using Adagene’s SAFEbody technology, for potential future development and commercialization by Sanofi.

•

Roche: Roche is sponsoring and conducting a phase 1b/2 multi-national trial to evaluate ADG126 in a triple combination with atezolizumab and bevacizumab in first-line hepatocellular carcinoma (HCC). To date the combination has been well tolerated. Adagene retains global development and commercialization rights to ADG126.

2024 MILESTONES & CASH RUNWAY INTO 2026

Adagene expects its current cash balance to fund activities into 2026, with multiple readouts anticipated from the ongoing program evaluating ADG126 in combination with pembrolizumab in MSS CRC at major medical conference(s).

FINANCIAL HIGHLIGHTS

Cash and Cash Equivalents

Cash and cash equivalents were US$95.7 million as of June 30, 2024, compared to US$109.9 million as of December 31, 2023. Total borrowings from commercial banks in China (denominated in RMB) decreased to US$20.5 million as of June 30, 2024 from US$21.9 million as of December 31, 2023. The associated loan proceeds were primarily used to support the company’s R&D activities in China.

Net Revenue:

Net revenue was nil for the six months ended June 30, 2024, compared to US$17.3 million for the same period in 2023. The company did not enter into any new contracts with customers and did not complete any performance obligations in relation to existing contracts with customers during the six months ended June 30, 2024.

Research and Development (R&D) Expenses:

R&D expenses were US$14.7 million for the six months ended June 30, 2024, compared to US$21.3 million for the same period in 2023. The 31% decrease in R&D expenses reflects clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Administrative Expenses:

Administrative expenses were US$3.6 million for the six months ended June 30, 2024, compared to US$4.5 million for the same period in 2023. The decrease was driven by reduction in personnel and cost-control measures.

Other Operating Income, Net:

Other operating income, net was nil for the six months ended June 30, 2024, compared to US$3.4 million for the same period in 2023. The amount of US$3.4 million included a one-time compensation payment from a contract manufacturer for a preclinical-related outsourcing arrangement.

Net Loss:

Net loss attributable to Adagene Inc.’s shareholders was US$17.0 million for the six months ended June 30, 2024, compared to US$4.1 million for the same period in 2023.

Ordinary Shares Outstanding:

As of June 30, 2024, there were 55,338,480 ordinary shares issued and outstanding. Each American depository share, or ADS, represents one and one quarter (1.25) ordinary shares of the company.

Non-GAAP Net Loss:

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders after excluding share-based compensation expenses, was US$14.5 million for the six months ended June 30, 2024, compared to US$0.1 million for the same period in 2023. Please refer to the section in this press release titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Non-GAAP Financial Measures

The company uses non-GAAP net loss and non-GAAP net loss per ordinary share for the period, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The company believes that non-GAAP net loss and non-GAAP net loss per ordinary share for the period help identify underlying trends in the company’s business that could otherwise be distorted by the effect of certain expenses that the company includes in its loss for the period. The company believes that non-GAAP net loss and non-GAAP net loss per ordinary share for the period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the period should not be considered in isolation or construed as an alternative to operating profit, loss for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary share for the period and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary share for the period here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the company’s data. The company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the period represent net loss attributable to ordinary shareholders for the period excluding share-based compensation expenses. Share-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. The company believes that the exclusion of share-based compensation expenses from the net loss in the “Reconciliation of GAAP and Non-GAAP Results” assists management and investors in making meaningful period-to-period comparisons in the company's operating performance or peer group comparisons because (i) the amount of share-based compensation expenses in any specific period may not directly correlate to the company’s underlying performance, (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, and (iii) other companies may use different forms of employee compensation or different valuation methodologies for their share-based compensation.

Please see the “Reconciliation of GAAP and Non-GAAP Results” included in this press release for a full reconciliation of non-GAAP net loss and non-GAAP net loss per ordinary share for the period to net loss attributable to ordinary shareholders for the period.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody® precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies in tumor microenvironment, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, ADG126 (muzastotug), is a masked, anti-CTLA-4 SAFEbody that targets a unique epitope of CTLA-4 in regulatory T cells (TREGs) in the tumor microenvironment. ADG126 is currently in phase 1b/2 clinical studies in combination with anti-PD-1 therapy, particularly focused on Metastatic Microsatellite-stable (MSS) Colorectal Cancer (CRC). Validated by ongoing clinical research, the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multispecific T-cell engagers.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merk & Co., Inc., Rahway, NJ, USA.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the outbreak of a widespread health epidemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s annual report for the year of 2023 on Form 20-F filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact:

Ami Knoefler

650-739-9952

ir@adagene.com

FINANCIAL TABLES FOLLOW

Unaudited Consolidated Balance Sheets

	December 31,	June 30,
	2023	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	109,934,257	95,673,787
Amounts due from related parties	222,027	31,419
Prepayments and other current assets	3,287,445	3,099,362
Total current assets	113,443,729	98,804,568
Property, equipment and software, net	1,835,121	1,439,102
Operating lease right-of-use assets	365,103	254,048
Other non‑current assets	84,885	281,881
TOTAL ASSETS	115,728,838	100,779,599
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,093,752	3,370,641
Amounts due to related parties	16,714,326	17,333,926
Accruals and other current liabilities	3,001,508	2,658,532
Income tax payable	52,884	38,382
Short‑term borrowings	4,235,673	4,209,463
Current portion of long-term borrowings	4,161,549	11,765,449
Current portion of operating lease liabilities	195,955	141,281
Total current liabilities	31,455,647	39,517,674
Long‑term borrowings	13,540,034	4,560,251
Operating lease liabilities	173,660	114,086
TOTAL LIABILITIES	45,169,341	44,192,011
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 55,145,839 shares issued and outstanding as of December 31, 2023; and 640,000,000 shares authorized, and 55,338,480 shares issued and outstanding as of June 30, 2024)	5,547	5,554
Treasury shares, at cost (1 share as of December 31, 2023 and June 30, 2024)	(4)	(4)
Additional paid‑in capital	350,105,518	352,645,033
Accumulated other comprehensive loss	(1,800,088)	(1,299,803)
Accumulated deficit	(277,751,476)	(294,763,192)
Total shareholders’ equity	70,559,497	56,587,588
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	115,728,838	100,779,599

Unaudited Consolidated Statements of Comprehensive Loss

	For the Six Months	For the Six Months
	Ended June 30, 2023	Ended June 30, 2024
	US$	US$
Revenues
Licensing and collaboration revenue	17,295,745	—
Operating expenses and income
Research and development expenses	(21,289,434)	(14,724,553)
Administrative expenses	(4,470,520)	(3,597,278)
Other operating income, net	3,415,230	—
Loss from operations	(5,048,979)	(18,321,831)
Interest and investment income	1,918,971	1,976,559
Interest expense	(573,507)	(428,328)
Other income, net	287,430	47,040
Foreign exchange gain (loss), net	1,620,415	(283,768)
Loss before income tax	(1,795,670)	(17,010,328)
Income tax expense	(2,313,136)	(1,388)
Net loss attributable to Adagene Inc.’s shareholders	(4,108,806)	(17,011,716)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(407,330)	500,285
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(4,516,136)	(16,511,431)
Net loss attributable to Adagene Inc.’s shareholders	(4,108,806)	(17,011,716)
Net loss attributable to ordinary shareholders	(4,108,806)	(17,011,716)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,604,787	55,213,051
—Diluted	54,604,787	55,213,051
Net loss per ordinary share
—Basic	(0.08)	(0.31)
—Diluted	(0.08)	(0.31)

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months	For the Six Months
	Ended June 30, 2023	Ended June 30, 2024
	US$	US$
GAAP net loss attributable to ordinary shareholders	(4,108,806)	(17,011,716)
Add back:
Share-based compensation expenses	4,030,214	2,477,108
Non-GAAP net loss	(78,592)	(14,534,608)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,604,787	55,213,051
—Diluted	54,604,787	55,213,051
Non-GAAP net loss per ordinary share
—Basic	—	(0.26)
—Diluted	—	(0.26)